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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

August 19, 2015

Mr. Alberto Zapata

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Ohio National Fund, Inc., File Nos. 811-3015 and 2-67464

Post-Effective Amendment No. 70

Dear Mr. Zapata:

On June 16, 2015, Ohio National Fund, Inc. (the “Registrant”), filed a Post-Effective Amendment to its Registration Statement under the Securities Act of 1933 on Form N-1A to change the strategy and the sub-adviser for the Capital Growth Portfolio (the “Portfolio”). In a conversation with the undersigned on August 3, 2015, you provided comments to the Post-Effective Amendment. Please find below Registrant’s response to those comments. Registrant will give effect to disclosure changes made in response to Staff comments by means of a Post-Effective Amendment filed pursuant to Rule 485(b) under the 1933 Act. Additionally, in conjunction with this letter, Registrant is filing a 485BXT to delay the effective date of Post-Effective Amendment No. 70 to September 18, 2015.

Principal Investment Strategies

Comment 1. The name of Series is the Capital Growth Portfolio, however, in the investment strategies summary Registrant states that it follows a “value” discipline. Given that a growth investing style differs from a value investing style consider changing the name of the fund to reflect the value style of investing or alternatively change the principal investment strategy to conform to growth investment style.

Response. The Registrant will change the name of the portfolio from “Capital Growth Portfolio” to “ClearBridge Small Cap Portfolio.”

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Second Vice President and Senior Associate Counsel